

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2022

Jonathan Herzog
President and Chief Executive Officer
OKMIN RESOURCES, INC.
16501 Ventura Boulevard
Suite 400
Encino, CA 91436

  Re: OKMIN RESOURCES, INC.
   Registration Statement on Form 10-12G
   Filed December 29, 2021
   File No. 000-56381

Dear Mr. Herzog:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Steve Taylor